Exhibit 3.1

AMENDMENT NO. 1

TO THIRD AMENDED AND RESTATED BYLAWS

1. The Third Amended and Restated Bylaws (the "Bylaws") of Wells Timberland REIT, Inc., a Maryland corporation (the "Corporation"), are hereby amended by deleting therefrom in its entirety Article XIII and inserting in lieu thereof a new Article XIII to read as follows:

"ARTICLE XIII

AMENDMENT OF BYLAWS

Except as provided otherwise in Section 3 of Article XIV, the Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws."

2. The Bylaws are hereby further amended by inserting a new Article XIV to read as follows:

"ARTICLE XIV

MISCELLANEOUS

Section 1. DEFINITIONS. Unless otherwise defined in these Bylaws, capitalized terms used in this Article XIV have the meanings given to them in the Charter.

Section 2. LEVERAGE. The aggregate Leverage shall be reasonable in relation to the Net Assets and shall be reviewed by the Board at least quarterly. The maximum amount of such Leverage in relation to Net Assets shall not exceed 200%.

Section 3. AMENDMENT. Notwithstanding anything in these Bylaws to the contrary, any amendment of this Article XIV shall be valid only if approved by the affirmative vote of Stockholders entitled to cast a majority of all votes entitled to be cast on the matter."

3. The Board of Directors of the Corporation will act in compliance with the foregoing amendment regarding leverage from the time this Amendment No. 1 to Third Amended and Restated Bylaws is adopted.

4. Except as set forth herein, the Bylaws shall remain in full force and effect.